Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following press release was issued by Bristol-Myers Squibb Company on March 6, 2019.

Bristol-Myers Squibb Files Investor Presentation and Board of Directors Sends Letter to Shareholders
Regarding Pending Transaction with Celgene

Celgene Acquisition Has Clear Strategic Rationale and Represents a Compelling Value Proposition

Bristol-Myers Squibb Has a Strong Track Record of Financial and Operational Outperformance

Board and Management Team Conducted a Robust Process and Diligence
 and Are Committed to a Successful Integration

NEW YORK—(BUSINESS WIRE)-–Bristol-Myers Squibb Company (NYSE:BMY) today filed an investor presentation with the Securities and Exchange Commission (SEC), and the Board of Directors sent an open letter to the Company’s shareholders regarding the previously announced definitive merger agreement with Celgene Corporation (NASDAQ:CELG). The investor presentation is available on www.bestofbiopharma.com.

The investor presentation underscores how the Celgene transaction is a compelling acceleration of Bristol-Myers Squibb’s ‘string-of-pearls’ approach to M&A and provides the best path for increased value creation. Highlights of the presentation include:

●	The Celgene acquisition has clear strategic rationale and represents a compelling value proposition
o
Enhanced product leadership and pipeline: Combined company will be #1 in oncology, top 5 in immunology and inflammation and #1 in cardiovascular; nine products over $1 billion in annual sales; six near-term launches; robust early-stage pipeline; cutting edge technologies and discovery platforms;

o
Compelling value proposition: Greater than 40% accretion to Bristol-Myers Squibb standalone EPS, approximately 10% accretive on a discounted cash flow per share basis and IRR substantially above cost of capital;

o	Specific, actionable synergies: $2.5 billion of actionable run-rate cost synergies by 2022;
o
Attractive price: Value of approximately $55 billion from marketed products and in excess of $20 billion from synergies implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion;

o	Ideal timing: Natural exchange ratio at two-year lows and Celgene P/E near an all-time low when deal was announced.

●	Bristol-Myers Squibb has a strong track record of financial and operational outperformance
o
Strong operating performance: Five year CAGRs for net revenue and adjusted EPS of 7% and 17%, respectively, both in excess of peer median, with adjusted operating margin up 725 basis points over that time period;

o	Consistent execution: Met or exceeded top line and EPS guidance and estimates on an annual basis each year since 2013;
o	Long-term value creation: 10-year TSR of 232% versus the DRG NYSE Arca Pharmaceutical Index of 123% over the same period;
o	Portfolio transition success: Bristol-Myers Squibb has transitioned its portfolio over the last five years, with approximately 60% of 2018 sales coming from new products launched during that period.

●	The Board and management team conducted a robust process and diligence and are committed to a successful integration
o	Comprehensive process: Prioritized more than 20 transformational and ‘string-of-pearls’ opportunities, and Celgene selected as most attractive opportunity;
o	Thorough Board oversight: Consistent Board involvement throughout process, with eight meetings to discuss Celgene opportunity;
o	Extensive diligence: Six-month deep-dive analysis and weeks of confidential due diligence provided comprehensive view of Celgene’s opportunities and risks;
o	Focused and committed to a successful integration: Complementary nature of businesses, strong team in place to manage integration and rigorous planning approach.

The full text of the letter from the Board of Directors to shareholders follows:

Dear Fellow Shareholder:

Your Board of Directors and management team are focused on enhancing value for all Bristol-Myers Squibb shareholders. To achieve that objective, we conducted a thorough strategic process, and we are confident that acquiring Celgene is the best path forward for Bristol-Myers Squibb shareholders.

The transaction will deliver sustainable growth and compelling value. We are excited to recognize the significant benefits for shareholders, patients and employees. As outlined below, the Board unanimously supports the Celgene transaction for the following reasons:

1.
The major franchises at Bristol-Myers Squibb show strong growth. The acquisition of Celgene provides significant advantages with less risk compared to other strategic alternatives, including a strategy of pursuing several smaller transactions. The transaction will ensure that Bristol-Myers Squibb’s strong growth continues for the foreseeable future; diversifies and balances the portfolio and immediately establishes market leadership in oncology, including IO/solid tumors and hematology, top 5 in immunology and #1 in cardiovascular.

2.	The combined company is expected to create more value for shareholders and patients compared to standalone Bristol-Myers Squibb over the short-, medium- and long-term.
3.
We undertook a robust and comprehensive review of our core business and strategic expansion opportunities potentially available to the Company and identified the Celgene acquisition as the most attractive opportunity for shareholder value creation.

4.	The Company conducted extensive and thorough due diligence on Celgene in consultation with legal and financial advisors and subject matter experts.
5.
The Bristol-Myers Squibb management team is well positioned to realize the full potential of the transaction with Celgene, and the Board will continue to provide the necessary oversight and accountability to ensure success.

We believe the choice for shareholders is clear. Vote the WHITE proxy card “FOR” a better company, with greater potential to create value. It is quick and easy to vote by Internet or Telephone. Follow the simple instructions on your WHITE proxy card or email notice.

NATURAL NEXT STEP THAT PROVIDES SIGNIFICANT ADVANTAGES AND LESS RISK OVER PURSUING OTHER STRATEGIC ALTERNATIVES

The acquisition of Celgene is consistent with our strategy of combining the innovation and agility of biotech with the scale and flexibility of traditional pharma, which has delivered strong revenue and earnings growth for Bristol-Myers Squibb shareholders. We have reviewed multiple alternative transactions and none of them, individually or as a group, was nearly as strategically and financially compelling as Celgene. The acquisition of Celgene immediately creates a combined company with:

●	A broader, more balanced and earlier life-cycle marketed portfolio with at least nine products with over $1 billion in annual sales;
●	The #1 franchise in oncology, including IO/solid tumors and hematology, top 5 in immunology and #1 in cardiovascular – all substantial growth areas;
●	A late-stage pipeline that includes six expected near-term product launches representing more than $15 billion in non-risk adjusted revenue potential;
●
Of the six near-term product launches, three (ozanimod, luspatercept and fedratinib) are substantially de-risked with completed Phase 3 trials and completed or near-term submissions to the FDA for approval;

●
Risk is further mitigated on three of the six products (ozanimod, liso-cel (JCAR017) and bb2121) because Bristol-Myers Squibb would not pay on a contingent value right (CVR) unless all three are approved by the FDA by near-term deadlines;

●	Bristol-Myers Squibb’s projected total sales from Celgene’s “Big 5” (luspatercept, fedratinib, liso-cel (JCAR017), bb2121 and ozanimod) in 2025 consistent with Street forecasts;
●	An enhanced and differentiated platform in the CAR-T space, which has significant long-term potential in oncology given the unprecedented efficacy demonstrated by this modality;
●	A robust early-stage development pipeline, including 20 compounds in oncology I/O solid tumors, 11 in oncology/hematology, nine in cardiovascular/fibrosis and 11 in immunology & inflammation;
●	Significantly reduced concentration of Bristol-Myers Squibb’s top 3 products in 2025 (from approximately 70% of sales on a standalone basis to approximately 45% of sales on a combined basis).

Given the scarcity of attractive biotech opportunities, high premiums paid in bolt-on acquisitions, a longer timeline and the likelihood of competitive auctions that reduce the probability of prevailing, Bristol-Myers Squibb determined that acquiring Celgene’s Big-5 late-stage pipeline, plus its 22 Phase 1 and 2 clinical programs, would represent a bundled ‘string-of-pearls’ that in totality offers a greater value creation opportunity than other strategic alternatives.

BRISTOL-MYERS SQUIBB + CELGENE = A POWERFUL VALUE CREATION OPPORTUNITY FOR OUR SHAREHOLDERS

The acquisition of Celgene is value-creating across multiple metrics. We are paying a very attractive price relative to the aggregate value of Celgene’s marketed portfolio, cost synergies from the combination and the deep pipeline of late- and early-stage assets. The transaction brings together two high-quality and complementary organizations with proven track records of transforming the lives of patients with unmet needs.

The transaction delivers substantial value in excess of our standalone plan, including:

●	Greater than 40% accretion to Bristol-Myers Squibb standalone EPS in the first full year post-transaction and accretive in each year through 2025;
●	An internal rate of return (IRR) of 11%, well in excess of cost of capital;
●	Approximate 10% accretion to the Bristol-Myers Squibb standalone discounted cash flow value per share after taking into account the issuance of equity to Celgene shareholders;
●
Value of approximately $55 billion from marketed products and in excess of $20 billion from synergies implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion;

●
Powerful free cash flow generation – greater than $45 billion cumulative free cash flow generated in the first three years post-transaction to enable rapid deleveraging and flexibility to continue business development;

●	Significant cash flows from Revlimid are expected to drive rapid deleveraging, even with our forecasts which are more conservative than those of sell-side analysts;
●	Continued dividend increases, subject to Board approval;
●	Accelerated share repurchase of $5 billion expected to be executed subject to the closing of the transaction, market conditions and Board approval;
●	Significant margin improvement of approximately 800 basis points to 36% on a 2018 pro forma basis before the impact of cost synergies compared to 28% on a standalone basis;
●	Run-rate cost synergies of approximately $2.5 billion by 2022;
●	Sales and earnings projected to grow every year through 2025.

ROBUST BOARD AND MANAGEMENT PROCESS TO ENHANCE VALUE FOR ALL SHAREHOLDERS

The Bristol-Myers Squibb Board of Directors and management team conducted a robust and comprehensive review of our core business and strategic expansion opportunities potentially available to us:

●
Beginning in early-2018, the company prioritized a potential target list of more than 20 transformational and ‘string-of-pearls’ opportunities, and subsequently, in June of 2018, the Company embarked on in-depth market assessments of seven of the most actionable opportunities;

●	In September of 2018, Celgene emerged as the most attractive opportunity from a strategic and financial perspective;
●	The Board held eight meetings between June 2018 and January 2019 to discuss the merits of the Celgene opportunity, in addition to review by the Board’s Science and Technology Committee;
●
Our diligence of Revlimid intellectual property included an in-depth review, supported by a team of external experts, of all related patent information and a review of the unredacted Natco settlement agreement, a document which is not publicly available. This also included extensive discussions with Celgene regarding the ongoing litigations and potential outcomes. This diligence process allowed us to develop a fully informed forecast for Revlimid;

●
Starting with a deep familiarity with Celgene, our management team conducted extensive analysis of Celgene’s business, pipeline and clinical data over a six-month timeframe led by approximately 25 of our senior business leaders and their teams across functional areas supported by subject matter experts and financial and legal advisors, which enabled a comprehensive view of Celgene opportunities and risks as well as a curated list of targeted questions for confidential due diligence;

●
Starting in late November, our management team also conducted thorough confidential due diligence, which included full data room access and extensive meetings with Celgene teams on scientific, commercial, and manufacturing matters focused on Celgene’s products, pipeline, intellectual property, capabilities, and other topics, led by an expanded group of approximately 40 of our senior business leaders and their teams and leveraging external subject matter experts and advisors. Our access to Celgene’s non-public information reinforced our view regarding the attractiveness of the opportunity.

STRONG LEADERSHIP TEAM TO REALIZE SIGNIFICANT VALUE POTENTIAL OF TRANSACTION

The Bristol-Myers Squibb team has generated a track-record of strong operating and financial results over the last five years and is well-positioned to lead the integration of the two complementary organizations:

●	Successfully transitioned Company’s portfolio through losses of exclusivity (LOEs), with approximately 60% of 2018 sales coming from new products launched within the last five years;
●
Bristol-Myers Squibb has significant experience and success in dealing with patent expirations. For example, at their peak, Plavix and Avapro represented 38% of Bristol-Myers Squibb’s sales. Bristol-Myers Squibb managed through the patent expirations of these two products and returned to growth by adding new products from internal and external sources;

●	On a pro forma basis, Bristol-Myers Squibb expects sales to grow every year through 2025, including the estimated impact of Revlimid;
●	Demonstrated ability to complement internal R&D with successful development of acquired assets;
●	Opdivo has been the most successful oncology launch based on the cumulative sales in the first four years and currently has the leading share in most approved indications;
●	Eliquis achieved the leading share in the novel anticoagulant market overtaking two prior entrants;
●	Significantly improved operating margins by 725 basis points through operating model transformation;
●	Delivered adjusted operating income[1] compounded annual growth rate (CAGR) of 13.1% and adjusted earnings per share CAGR of 16.9%.

The Board comprises 11 directors, 10 of whom are independent and five of whom joined the Board in the last three years. The directors bring extensive experience across a broad range of areas that are important to the Company’s success and are actively involved in oversight of the Company’s operational and strategic activities, including the upcoming integration of Celgene.

VOTE “FOR” THE PROPOSED TRANSACTION WITH CELGENE TO CREATE COMPELLING SHAREHOLDER VALUE AND A PREMIER INNOVATIVE BIOPHARMA COMPANY

The Bristol-Myers Squibb Board unanimously recommends that you vote your shares “FOR” the proposed transaction with Celgene: by signing, dating and returning the Company’s WHITE proxy card at your earliest convenience.

On behalf of the Bristol-Myers Squibb Board, thank you for your continued support of the Company.

Sincerely,

The Bristol-Myers Squibb Board of Directors

Bristol-Myers Squibb continues to expect that the transaction will close in the third quarter of 2019, subject to approval by Bristol-Myers Squibb and Celgene shareholders and the satisfaction of customary closing conditions and regulatory approvals.

If Bristol-Myers Squibb shareholders have any questions or require assistance in voting their shares of Bristol-Myers Squibb stock, they should call MacKenzie Partners, Inc., Bristol-Myers Squibb’s proxy solicitor for its special meeting, toll-free at (800) 322-2885 or at (212) 929-5500.

1 Non-GAAP gross profit less SG&A and R&D expenses

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube and Facebook.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call MacKenzie Partners at the phone numbers listed below.

1407 Broadway, 27th Floor
New York, NY 10018
proxy@mackenziepartners.com
(212) 929-5500 or Toll-Free (800) 322-2885

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018.  Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

This communication contains non-GAAP financial measures that are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted.

Contacts

Media:
Laura Hortas
609-252-4587
laura.hortas@bms.com

or

Andy Brimmer / Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Investors:
Tim Power
609-252-7509
timothy.power@bms.com

or

Dan Burch
MacKenzie Partners, Inc.
212-929-5748
dburch@mackenziepartners.com